SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated July 31, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 31, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Information on the complaint promoted by Liliana Alejandra Zabala within the terms of the Section 26 of the Law N° 25,156.

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that my represented has been notified of the Disposition of the Comisión Nacional de Defensa de la Competencia (National Commission for the Defense of Competition) N° DISFC-2018-78-APN-CNDC#MP dated 07/23/2018 by which notice is served upon the Company in relation with the complaint promoted against it on 02/09/2018 by Liliana Alejandra Zabala, in representation of Jorge Horacio Sombra and Roberto Blanco –alleging their character of creditors of the Company–, for the alleged commission of anti-competitive behavior.

Likewise, the complainant requests on its complaint to subordinate the authorization under the Law N° 25,156 concerning the operation of economic concentration consisting on the merger by absorption of Cablevisión S.A. by Telecom Argentina (the “Merger”) to the fulfillment of certain conditions related to the Pliego de Bases y Condiciones for the privatization of the public telecommunications service approved by the Decree 62/90.

In this regard, it is made known that Telecom Argentina will make the pertinent discharge before the Comisión Nacional de Defensa de la Competencia in respect of the anti-competitive behavior that has been wrongly accused of.

As it was informed to the Comisión Nacional de Defensa de la Competencia and to the markets, the subordination of the authorization of the Merger was authorized by the Secretary of Commerce in the terms of the subsection a) of the Section 13 of the Law N° 25,156 through the Resolution N° 374 APN-SECC#MP dated June 29, 2018.

Lastly, it is worth to highlight that the Merger has been carried out in strict compliance of the dispositions of the General Corporate Law N° 19,550.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	July 31, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Realtions